SECURITIES AND EXCHANGE COMMISSION

   Under the Securities Exchange Act of 1934
   (Amendment No. 7 )*

   AMCOL INTERNATIONAL CORPORATION
   (Formerly American Colloid Company)
   (Name of Issuer)

   Common Stock
  (Title of Class of Securities)

   02341W103   (formerly 025168105)
  (CUSIP Number)

Check the following box if a fee is being paid with this statement ( ). (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover pages shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following page(s))
Page 1 of 7 Pages

	    Page 2 of 7 Pages

1  NAME OF REPORTING PERSON
   S. S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Bankmont Financial Corp.
     (previously reported by Harris Bankcorp, Inc. on behalf of Bankmont Financial Corp.)
     51-0275712

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                            				   (A) (   )
    See Exhibit 1                  (b) ( X )

3  SEC USE ONLY


4  CITIZENSHIP OR PLACE OF ORGANIZATION
	A DELAWARE CORPORATION

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5  SOLE VOTING POWER         0

6  SHARED VOTING POWER       2,167,834

7  SOLE DISPOSITIVE POWER    0

8  SHARED DISPOSITIVE POWER  2,167,834

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9     11.3%

12  TYPE OF REPORTING PERSON         HC

*SEE INSTRUCTION BEFORE FILLING OUT!


		   Page 3 of 7 Pages
1(a)  NAME OF ISSUER:    Amcol International Corporation
            (Formerly American Colloid Company)

1(b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
		One North Arlington
		2500 West Shure Drive
		Arlington Heights, IL  60048

2(a)  NAME OF PERSON FILING:
	   Bankmont Financial Corp. (previously reported by
	   Harris Bankcorp, INc. on Behalf of Bankmont Financial
	   Corp.)

2(b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR RESIDENCE:
	   111 West Monroe Street
	   P. O. Box 755
	   Chicago, IL  60690

2(c)  PLACE OF ORGANIZATION OR CITIZENSHIP:
	   A Delaware Corporation

2(d)  TITLE OF CLASS OF SECURITIES:       Common stock

2(e)  CUSIP NUMBER:  02341W103
                (Fomerly 025168105)

3    This statement is being filed pursuant to Rule 13d-1(c).


4  OWNERSHIP:

 (a)  Amount Beneficially Owned:  2,167,834

 (b)  Percent of Class   11.3%

 (c)  Number of Shares as to Which Such Person has:

     (i)  Sole power to vote or to direct the vote:   0

     (ii) Shared power to vote or to direct the vote: 2,167,834

     (iii) Sole power to dispose or to direct the disposition of 0

     (iv)  Shared power to dispose or to direct the disposition of
    	     2,167,834

5  NOT APPLICABLE


6  OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF ANOTHER PERSON:
	 See Exhibit 2

7  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
   ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
   COMPANY:

      Bankmont Financial Corp., a Parent Holding Company, filing under Rule 13d-1(b)(ii)(G) on behalf of the following subsidiaries:

	  Harris Bankcorp, Inc., a Parent Holding Company
	  111 West Monroe Street
	  P. O. Box 755
	  Chicago, IL  60690

	  Harris Trust and Savings Bank, a bank
	  111 West Monroe Street
	  P. O. Box 755
	  Chicago, IL  60690

	  Harris Bankmont Inc., a Parent Holding Company
	  111 West Monroe Street
	  P. O. Box 755
	  Chicago, IL  60690


8  NOT APPLICABLE


9  NOT APPLICABLE


10  NOT APPLICABLE


SIGNATURE: After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  February 13, 1997

BANKMONT FINANCIAL CORP.


BY:  (Alan G. McNally)
     Alan G. McNally
     President

					   Page 6 of 7 Pages

		  Schedule 13G
		  Exhibit 1

Bankmont Financial Corp., a wholly-owned subsidiary of Bank of Montreal, owns Harris Bankcorp, Inc. Harris Trust and Savings
Bank is a wholly-owned subsidiary of Harris Bankcorp, Inc.

Pursuant to Rule 13-d(f)1(iii), Harris Bankcorp, Inc. and Harris Trust and Savings Bank agree to this filing of Schedule 13G by Bankmont Financial Corp. This exhibit is submitted as proof of their agreement and authorization for Bankmont Financial Corp. to file on their behalf.

Date:  February 13, 1997

HARRIS BANKCORP, INC.



BY:  (Thomas R. Sizer)
      Thomas R. Sizer
      Secretary


HARRIS TRUST AND SAVINGS BANK


BY:  (Robert J. Fridell)
      Robert J. Fridell
      Vice President

					  Page 7 of 7 Pages

		Schedule 13G
		Exhibit 2

In reply to item 2 on page 2, item 6 on page 4 and item 8 on page 15, this Schedule is being filed by Bankmont Financial Corporation, it's wholly owned subsidiary Harris Bankcorp, Inc. and it's wholly-owned subsidiary Harris Trust and Savings Bank which holds 2,167,834 of the shares reported in this filing as a co-trustee of the Trust Under Will of Paul Bechtner. As such, Harris Trust and Savings Bank shares both investment and voting authority with Mr. Everett P. Weaver and Mr. William D. Weaver. Bankmont Financial Corp., Harris Bankcorp, Inc. and Harris Trust and Savings Bank expressly disclaim the existence of a group for purposes other than this filing.

No one person has the right to receive the benefits of, or has the right to direct the receipt of, as much as five percent (5%) of the dividends of the class of security reported.